FOR IMMEDIATE RELEASE	January 13, 2017

Micromem Completes Private Placement and Issues Debentures

Toronto, New York, January 13, 2017: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) announces the completion of an unsecured convertible debenture totaling $60,000 CAD, bearing an interest rate of one percent (1%) per month, calculated daily, maturing in one year. At any time prior to repayment, the outstanding principal and interest of the convertible debentures may be converted, at the option of the lender, into common shares of the Company at a price per common share of $0.305 CAD.

The company also announces the completion of an unsecured debenture totaling $50,000 CAD, bearing an interest rate of two percent (2%) per month, calculated daily, maturing in one year and a private placement totaling 200,000 common shares, with resale restrictions, at a subscription price of $0.25 CAD per share for gross proceeds of $50,000 CAD.

Funds are being used for general working capital and/or repayment or extension of existing debentures.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QX - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 204,498,569
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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